Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000

October 16, 2006

Via EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Lisa Beth Lentini, Esq.
Attorney-Advisor

RE:	Energy Partners, Ltd. Schedule 14A
Filed September 28, 2006 by ATS Inc. and Woodside Petroleum Ltd. – Additional Soliciting Materials File No. 5-60717

Dear Ms. Lentini:
          On behalf of ATS Inc. (“ATS”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in Michael Pressman’s letter dated October 6, 2006 (the “Comment Letter”) relating to Preliminary Consent Statement on Schedule 14A (the “Consent Statement”) filed by ATS, Woodside Finance Limited and Woodside Petroleum Ltd. on September 29, 2006. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Consent Statement.

Lisa Beth Lentini, Esq.
October 16, 2006

          Concurrently with the filing of this letter, ATS, Woodside Finance Limited and Woodside Petroleum Ltd. are filing, via EDGAR submission, Amendment No. 1 to the Consent Statement reflecting, as appropriate, the responses to the Staff’s comments contained herein and other changes deemed necessary or appropriate by ATS (including conforming changes with respect to the Staff’s prior comments to ATS’s Schedule TO filed with the SEC on August 28, 2006, as amended, and ATS’s Schedule 14A filed with the SEC on September 8, 2006, as amended).
Consent Solicitation
1.	We note various assertions that the election of your board nominees will “maximize value” to the stockholders throughout the document. Revise each reference to clearly disclose that no assurance can be given that the election of your nominees will maximize or otherwise enhance shareholder value.

Response: ATS has amended and restated the second bulleted paragraph on page 11 of the Consent Statement as follows:

“By electing the Nominees, you will be electing a slate of directors who have agreed to act in your best interests, including by considering the Offer and the Second-Step Merger.”

2.	We note your statement that “ATS, WOODSIDE, WOODSIDE FINANCE LIMITED AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PERSONS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM STOCKHOLDERS OF THE COMPANY IN RESPECT OF THE SPECIAL MEETING.” Please revise your clearly identify those parties that are participants, rather than those that “may be deemed participants.”

Response: ATS acknowledges the Staff’s comment. However, ATS notes to the Staff that, in light of the Company’s termination of the Stone Merger Agreement, there is no longer the need for ATS to conduct a proxy solicitation in connection with a special meeting of the Company’s stockholders to consider proposals related to the Stone Merger Agreement. Therefore, ATS has deleted the last paragraph on page 4 of the Consent Statement in its entirety.

Lisa Beth Lentini, Esq.
October 16, 2006

3.	Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. We cite as an example, the statement that “The Offer is superior to the merger with Stone.”
Response: In response to the Staff’s comment, ATS has revised the Consent Statement as set forth below:
(a) ATS has amended and restated the third paragraph on page 2 of the Consent Statement as follows:
“FOR THE REASONS LISTED IN THIS CONSENT STATEMENT, WE BELIEVE THAT OUR $23.00 ALL-CASH OFFER, SUBJECT TO INCREASE TO $23.50 OR $24.00 UNDER CERTAIN CIRCUMSTANCES, FOR 100% OF THE SHARES (AND THE SECOND-STEP MERGER (AS DEFINED BELOW)) IS IN THE BEST INTERESTS OF STOCKHOLDERS AND IS SUPERIOR TO THE OTHER OPTIONS AVAILABLE TO THE COMPANY AND ITS STOCKHOLDERS. IF YOU WANT TO TAKE AFFIRMATIVE ACTION WHICH WE BELIEVE WILL FACILITATE YOUR OPPORTUNITY TO ACCEPT THE SIGNIFICANT PREMIUM FOR YOUR SHARES OFFERED BY ATS OVER THE TRADING PRICE OF SHARES AS OF AUGUST 25, 2006 (I.E., PRIOR TO THE ANNOUNCEMENT OF THE ATS OFFER), THEN ‘‘CONSENT’’ TO EACH OF THE PROPOSALS BY SIGNING, DATING AND RETURNING THE ENCLOSED [COLOR] CONSENT CARD TODAY.”
(b) ATS has amended and restated the last sentence of the carryover paragraph at the top of page 3 of the Consent Statement as follows:
“On October 11, 2006, the Company terminated the Stone Merger Agreement and agreed to pay an $8 million termination fee to Stone (which is in addition to the $43.5 million termination fee that the Company paid to Plains on behalf of Stone in connection with Stone’s termination of its prior merger agreement with Plains (which two fees amount to $51.5 million); Stone, unless ordered by a court to do so, is not required to reimburse this $43.5 million termination fee to the Company). The termination of the Stone Merger Agreement satisfied one of the conditions to our Offer.”
ATS amended this sentence in response to the termination of the Stone Merger Agreement.

Lisa Beth Lentini, Esq.
October 16, 2006

(c) ATS has added the following sentence at the end of the fourth paragraph on page 3 of the Consent Statement:
“THERE CAN BE NO ASSURANCE AS TO THE TIMING OR SATISFACTION OF THE CONDITIONS TO THE OFFER, WHETHER OR NOT STOCKHOLDERS APPROVE EACH OF THE PROPOSALS.”
(d) ATS has inserted the words “ATS believes that” at the beginning of the fourth full paragraph on page 3 of the Consent Statement.
(e) ATS has amended and restated the second sentence of the first paragraph under the heading “If you consent to our proposals, are you going to tender your shares in the Offer?” on page 9 of the Consent Statement as follows:
“Although ATS believes that the election of our Nominees to the Board is an important step toward prompt consummation of the Offer and the Second-Step Merger, we are not asking the Company’s stockholders to tender their Shares by means of this consent solicitation.”
(f) ATS has inserted the words “Based upon the business experience of each of the Nominees, ATS believes that” at the beginning of the fifth sentence of the first paragraph under the heading “Who are the Nominees?” on page 9 of the Consent Statement.
(g) ATS acknowledges the Staff’s comment. However, ATS notes to the Staff that, in light of the Company’s termination of the Stone Merger Agreement, there is no longer the need for ATS to conduct a proxy solicitation in connection with a special meeting of the Company’s stockholders to consider proposals related to the Stone Merger Agreement. Therefore, ATS has deleted the fifth and sixth bulleted sentences on page 10 of the Consent Statement in their entirety.

Lisa Beth Lentini, Esq.
October 16, 2006

4.	We note that throughout the filing, you refer to materials contained in Energy Partner’s documents. Please clarify throughout by using quotes or precise cross-references to indicate exactly what information is being drawn from the Energy Partners documents.

Response: In response to the Staff’s comment, ATS has inserted precise cross-references to documents filed by Energy Partners when referencing information contained in such documents, indicating headings and section references where appropriate.

5.	Provide a discussion of the ATS’s anticipated recourse if the consent solicitation is unsuccessful. In addition, please explain the impact of sufficient consents being granted to remove the current directors but insufficient consents being granted to elect your nominees.

Response: ATS has added the following paragraphs after the fourth paragraph on page 8 of the Consent Statement, after the carryover paragraph on page 12 of the Consent Statement and after the final paragraph on page 14 of the Consent Statement:
     “In the event that the Proposals are not successful, ATS currently intends to continue to encourage the current Board to take all reasonable actions to facilitate the consummation of the Offer (as defined below) and the Second-Step Merger (as defined below), especially if shareholders holding a majority of the outstanding Shares have tendered their Shares into the Offer. ATS currently intends to consummate the Offer and the Second-Step Merger, but, if for any reason the Offer is not consummated or is abandoned, ATS may in its discretion attempt to negotiate a merger agreement with the Company and may in its discretion determine either to continue to hold the Shares it currently owns, purchase additional Shares in the public market or through privately negotiated purchases or dispose of any or all Shares that it currently holds or later acquires.
     If a sufficient number of consents are received with respect to Proposal 1 to remove each of the current directors of the Company but a sufficient number of consents are not received with respect to Proposal 2 to elect any of the Nominees as directors of the Company, then each of the current directors will be removed from the Board but the Nominees will not become directors. Section 141(b) of the DGCL provides that ‘[e]ach director shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal.’ Additionally, Section 223(a) of the DGCL provides that ‘[i]f at any time, by reason of death or resignation or other cause, a corporation should have no directors in office, then any officer or any stockholder or an executor, administrator, trustee or

Lisa Beth Lentini, Esq.
October 16, 2006

guardian of a stockholder, or other fiduciary entrusted with like responsibility for the person or estate of a stockholder, may call a special meeting of stockholders in accordance with the certificate of incorporation or the bylaws, or may apply to the Court of Chancery for a decree summarily ordering an election as provided in §211 of [the DGCL].’ ATS cannot predict all consequences that could result if stockholders were to adopt Proposal 1 and reject Proposal 2. Therefore, ATS strongly recommends that stockholders ‘CONSENT’ to each of Proposal 1 and Proposal 2.”
Proposal 2: Election of Nominees, page 11
6.	Please provide five years of occupation or employment for each nominee. Ensure that any gaps in the last five years have been accounted for.

Response: In response to the Staff’s comment, ATS has amended and restated the second sentence of Mr. Arnheim’s background information on page 12 of the Consent Statement as follows:

“Prior to that, Mr. Arnheim was a Director of Spinnaker Exploration, an oil and gas exploration company, from 2004 to 2005. Mr. Arnheim has provided consulting services on an independent basis since 2002. Mr. Arnheim was a Director of the Washington National Opera from 2000 to 2002.”

For the purposes of clarity, ATS has also amended and restated the third sentence of Mr. Holland’s background information on page 12 of the Consent Statement as follows:

“In this regard, Mr. Holland served as Alternate Executive Director from 2001 to January 2005, Acting Executive Director from January 2005 to September 2005 and Executive Director from September 2005 to 2006.”

With the clarifications noted above, ATS believes that is has fully addressed the Staff’s comments.
Other Information, page 25
7.	We note your statement that ATS “takes no responsibility for the accuracy or completeness” of information obtained from the company’s materials. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for the accuracy of the disclosure that appears in your document.

Response: ATS believes that, as a policy matter, it should not be reasonable to place a restriction on its (or any other third party’s) ability to disclaim responsibility for the accuracy or completeness of information over which it has no control and which it has no ability to independently verify. However, ATS has deleted the last sentence of the first paragraph of the section titled “OTHER INFORMATION” on page 25 of the Consent Statement in light of the nature of ATS’s disclosure regarding the Stone Merger Agreement and the transactions contemplated thereby (which disclosure relates to information contained within the text of the Stone Merger Agreement and related transactions described in the Company Form S-4 and not to side agreements and other transactions which may exist between the Company and Stone, the existence and/or terms of which have not been publicly disclosed by either the Company or Stone).

Lisa Beth Lentini, Esq.
October 16, 2006

Form of Consent Card
8.	Please revise the consent to place the instruction indicating how to withhold authority to vote for a nominee in boldface type as required by Rule 14a-4.

Response: ATS has amended the form of consent to set in boldface type the following paragraph:

“INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE ELECTION OF ALL OF THE ABOVE-NAMED PERSONS, CHECK THE APPROPRIATE BOX ABOVE. IF YOU WITH TO CONSENT TO THE ELECTION OF CERTAIN OF THE ABOVE-NAMED PERSONS, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.”

ATS also notes that Rule 14a-4(b)(2) provides a party with the option of four different and mutually exclusive methods by which a form of proxy (or consent) may provide for security holders to withhold authority to vote for a nominee. Specifically, Rule 14a-4(b)(2)(iii) provides that one such satisfactory method is “[d]esignated blank spaces in which the security holder may enter the names of nominees with respect to whom the security holder chooses to withhold authority to vote.” ATS previously provided such a designated blank space on the form of consent.
*     *     *
     As noted above, the Company terminated the Stone Merger Agreement on October 11, 2006. In response, ATS has amended the Consent Statement, where appropriate, to reflect such termination.
     Additionally, ATS directs the Staff to the following amendments:
     1. ATS has inserted the following language after the first sentence of the third full paragraph on page 3 of the Consent Statement:
“WE BELIEVE THAT THE COMPANY’S RECENT TERMINATION OF THE STONE MERGER AGREEMENT (AS DEFINED BELOW) WAS AS A RESULT OF STATED INTENT TO SOLICIT PROXIES AGAINST THE APPROVAL OF CERTAIN ACTIONS IN CONNECTION WITH THE STONE MERGER AGREEMENT AND THE FACT THAT THE TERMINATION OF THE STONE MERGER AGREEMENT WAS A CONDITION TO OUR OFFER.”
     2. ATS has inserted the following language to the end of the last paragraph on page 6 of the Consent Statement:
“Moreover, by paying a $43.5 million termination fee to Plains on behalf of Stone and an additional $8 million termination fee to Stone in connection with the termination of the Stone Merger Agreement, the current Board has paid $51.5 million of the Company’s money in termination fees alone on a proposed transaction which, after supporting since July 2006, the Board has now decided is not in the best interests of the Company’s stockholders. We question the Board’s vision for the future of the Company — especially their apparent willingness to have the Company (and, therefore, the Company’s stockholders) foot a multi-million dollar bill (which will continue to grow as the Board spends more time and effort and the Company’s money in pursuing “alternatives” to the Offer). We do not believe that the Board’s actions since July present a strong track record of acting in the best interests of the Company’s stockholders.”

Lisa Beth Lentini, Esq.
October 16, 2006

     3. ATS has amended and restated the paragraph on page 7 of the Consent Statement beneath the heading “Does this consent statement relate to the same matters you describe in your proxy statement?” as follows:
No. We previously filed a preliminary proxy statement in connection with our intended solicitation of proxies to be used at a special meeting of stockholders of the Company to consider proposals relating to the Stone Merger Agreement. Because the Company and Stone have terminated the Stone Merger Agreement, our proxy solicitation is no longer necessary. Stockholders should read this consent statement carefully, as it relates to matters separate from those that were to be considered at the special meeting. The outcome of the consent solicitation will impact the stockholders’ ability to accept the Offer.
     4. ATS has inserted the following language prior to the fifth bulleted sentence on page 11 of the Consent Statement:
•	“The current Board does not support our Offer and has instead taken steps which have cost or will cost the Company money and which impact shareholder value.
•	As of the date of the filing of this consent statement, the Board had not taken any action to facilitate the satisfaction of the Section 203 Condition, the Rights Condition, the Second-Step Merger Condition or any of the other conditions to the Offer set forth in the Offer to Purchase.

•	By paying a $43.5 million termination fee to Plains on behalf of Stone and an additional $8 million termination fee to Stone in connection with the termination of the Stone Merger Agreement, the current Board has paid $51.5 million of the Company’s money in termination fees alone on a proposed transaction which, after supporting since July 2006, the Board has now decided is not in the best interests of the Company’s stockholders.

•	The Company announced in its Form 8-K filed with the Commission on September 13, 2006 that it had entered into amendments to the Company’s change of control severance agreements with Richard Bachmann, Phillip Gobe, John Peper and Timothy Woodall and amendments to the change of control severance plan for 13 officers and key employees, including two of the Company’s executive officers. The effect of these agreements will be to entitle these individuals to severance benefits in the event that ATS or any other third party (such as any currently hypothetical suitor for the Company) acquires the Company and any such individual is thereafter terminated other than for “cause” or if any such individual terminates his or her employment for “good reason.” The Board cannot take back these severance benefits and has not disclosed to stockholders the aggregate cost to the Company (and therefore to any acquiror of the Company) were these benefits required to be paid out to the Company’s officers and key employees.
•	ATS believes that ATS’S ACTIONS — and not the Board’s — have produced the recent results that have benefited the Company’s stockholders.
•	Since August 28, 2006, when ATS instituted litigation in the Chancery Court of Delaware challenging the Company’s bylaws, the Stone Merger Agreement and termination fees payable under the Stone Merger Agreement, the Company has (1) amended an invalid bylaw provision relating to the required threshold for stockholder action by written consent, (2) benefited from a ruling that Section 6.2(e) of the now terminated Stone Merger Agreement did not restrict the Company from communicating with third parties making unsolicited acquisition proposals for the Company and (3) obtained from Stone an agreement to reduce the additional $25.6 million termination fee in the Stone Merger Agreement to $8 million. ATS believes that these events would not have occurred absent its litigation.
•	Although the Board has now indicated that it will pursue strategic alternatives is in the best interests of the Company’s stockholders, we do not believe that the Board’s actions since July (e.g., entering into and, until recently, supporting the Stone Merger Agreement, adopting the Rights Plan, instituting change of control severance agreements with members of the Company’s management and paying termination related fees of $51.5 million in connection with its agreement to terminate the Stone Merger Agreement) present a strong track record of acting in the best interests of the Company’s stockholders.”

Lisa Beth Lentini, Esq.
October 16, 2006

     5. ATS has inserted the following language at the end of the carryover paragraph at the top of page 18 of the Consent Statement:
“On October 11, 2006, the Company and Stone terminated the Stone Merger Agreement. Pursuant to the Termination Agreement, the Company and Stone released each other from all claims, including but not limited to all claims under the Stone Merger Agreement, with limited exceptions. The Company also paid Stone an $8 million termination payment in connection with the Termination Agreement (which is in addition to the $43.5 million Initial Termination Fee that the Company paid to Plains on behalf of Stone in connection with Stone’s termination of its prior merger agreement with Plains (which two fees amount to $51.5 million); Stone, unless ordered by a court to do so, is not required to reimburse this $43.5 million termination fee to the Company). The Company’s payment of the $43.5 million Initial Termination Fee therefore is equivalent to a termination fee of $43.5 million. Combined with the Initial Termination Fee, the two termination fees paid by the Company aggregate to $51.5 million.
          If you have any questions with respect to the foregoing, please contact me at (212) 735-2770 or Ken Wolff at (212) 735-2681.

Very truly yours,

/s/ Lou Kling

Lou R. Kling